UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Brookdale Senior Living Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

37944Q 10 3
(CUSIP Number)

David N. Brooks
Secretary, Vice President and General Counsel
c/o Fortress Investment Group LLC
1345 Avenue of the Americas
New York, New York 10105
(212) 798-6100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

June 2, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 2 of 13 Pages
1	NAME OF REPORTING PERSONS FIG LLC*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER* -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO
* FIG LLC is the investment manager of Fortress RIC Coinvestment Fund LP, Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D) L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P., Fortress Investment Fund IV (Fund G) L.P., Fortress Investment Fund IV (Coinvestment Fund A) L.P., Fortress Investment Fund IV (Coinvestment Fund B) L.P., Fortress Investment Fund IV (Coinvestment Fund C) L.P., Fortress Investment Fund IV (Coinvestment Fund D) L.P., Fortress Investment Fund IV (Coinvestment Fund F) L.P., and Fortress Investment Fund IV (Coinvestment Fund G) L.P. Fortress Operating Entity I LP (FOE I) is the sole managing member of FIG LLC.  FIG Corp. is the general partner of FOE I.  FIG Corp. is a wholly-owned subsidiary of Fortress Investment Group LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 3 of 13 Pages
1	NAME OF REPORTING PERSONS Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER* -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

*  Solely in its capacity as holder of all of the issued and outstanding interests of FIG LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 4 of 13 Pages
1	NAME OF REPORTING PERSONS FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

*  Solely in its capacity as the general partner of Fortress Operating Entity I LP.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 5 of 13 Pages
1	NAME OF REPORTING PERSONS Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

*  Solely in its capacity as holder of all of the issued and outstanding interests of FIG Corp.

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 6 of 13 Pages
1	NAME OF REPORTING PERSONS Wesley R. Edens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 37944Q 10 3		Page 7 of 13 Pages
1	NAME OF REPORTING PERSONS Randal A. Nardone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) | | (b) | |
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Schedule 13D relating to the common stock, $.01 par value per share (the "Common Stock"), of Brookdale Senior Living Inc. (the "Issuer") is being filed to reflect the sale of all of the Common Stock beneficially owned by certain reporting persons.  Unless otherwise defined in this Schedule 13D, capitalized terms used but not defined herein shall have the meanings as are ascribed to such terms in the Schedule 13D filed on July 25, 2006, as subsequently amended on January 4, 2008, December 2, 2008, November 16, 2009, May 20, 2010, November 12, 2010 and February 21, 2014.  Except as amended and supplemented hereby, the Schedule 13D as amended prior to the date hereof remains in full force and effect.

Item 2.	Identity and Background

Item 2 is amended solely by updating Annex A.

Item 4.	Purpose of Transaction

Item 4 is amended to include the following paragraphs:

In connection with the underwriting agreement, dated May 27, 2014 (the "Underwriting Agreement"), among Morgan Stanley & Co. LLC (the "Underwriter"), the Issuer and the Selling Stockholders named therein (the "Selling Stockholders"), the Selling Stockholders agreed to sell an aggregate of 19,421,384 shares of Common Stock to the Underwriter at $32.00 per share (after underwriting discounts but before expenses).  The offering closed on June 2, 2014 (the "Closing").  The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed with the Securities and Exchange Commission on June 2, 2014 as Exhibit 1.1 to the Issuer's Current Report on Form 8-K, and incorporated herein by reference.

As disclosed in the prospectus supplement, dated May 27, 2014, and related prospectus, dated June 7, 2011, each filed with the Securities and Exchange Commission, relating to the Issuer's shelf registration statement on Form S-3 (File No. 333-174766), in accordance with the Letter Agreement, the reporting persons have agreed to vote an aggregate of 19,421,384 shares of Common Stock held by them on May 12, 2014 (the record date for the Issuer's special meeting of stockholders) in favor of the transactions contemplated by the Merger Agreement, unless the record date for such meeting is reset to be a later date.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety to read as follows:

(a) and (b).

Following the Closing, none of the reporting persons is a beneficial owner of shares of Common Stock.  Upon the Closing, the Stockholder Agreement automatically terminated in accordance with its terms.

(c) and (e).

The disclosure set forth in Item 4 regarding the Closing is incorporated herein.

(d) .

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1
Joint Filing Agreement, dated November 12, 2010, by and among Fortress RIC Coinvestment Fund LP, FIG LLC, Fortress Operating Entity I LP, FIG Corp., Fortress Investment Group LLC, Wesley R. Edens and Randal A. Nardone. (Incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by the afore-referenced persons on November 12, 2010).

99.2
Letter Agreement, dated February 20, 2014, by and among Brookdale Senior Living Inc., FIG LLC and the other signatories thereto.  (Incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by the afore-referenced persons on February 21, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2014
FIG LLC

By:	/s/ David N. Brooks
David N. Brooks
its Secretary, Vice-President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2014
FORTRESS OPERATING ENTITY I LP

By:	FIG Corp., as General Partner

By:	/s/ David N. Brooks
David N. Brooks
its Secretary, Vice-President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2014
FIG CORP.

By:	/s/ David N. Brooks
David N. Brooks
its Secretary, Vice-President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2014
FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks
David N. Brooks
its Secretary, Vice-President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2014

By:	/s/ Wesley R. Edens
Wesley R. Edens

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2014

By:	/s/ Randal A. Nardone
Randal A. Nardone

AMENDED AND RESTATED ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT GROUP LLC

The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC, the holder of all of the issued and outstanding shares of FIG Corp., are listed below. Unless indicated otherwise below, the principal business address of each of the directors and executive officers of Fortress Investment Group LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Randal A. Nardone	Chief Executive Officer, Director and Principal of Fortress Investment Group LLC
Michael E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC
Richard N. Haass	President of the Council on Foreign Relations. The Council on Foreign Relations' address is The Harold Pratt House, 58 East 68th Street, New York, NY 10021.
Douglas L. Jacobs	Director of Doral Financial Corporation. Doral Financial Corporation's address is 1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717.
David B. Barry	President of Ironstate Development Company. Ironstate Development Company's address is 50 Washington Street, Hoboken, NJ 07030.
George W. Wellde, Jr.	Chairman of the Board of Trustees of the University of Richmond. The Board of Trustees' address is Maryland Hall, Suite 200, 28 Westhampton Way, University of Richmond, VA 23173

DIRECTORS AND EXECUTIVE OFFICERS OF FIG CORP.

The name and principal occupation of each of the directors and executive officers of FIG Corp., the general partner of Fortress Operating Entity I LP, are listed below. The principal business address of each of the directors and executive officers of FIG Corp. is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Randal A. Nardone	Chief Executive Officer, Director and Principal of Fortress Investment Group LLC
Michael E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

GENERAL PARTNER OF FORTRESS OPERATING ENTITY I LP

The name of the general partner of Fortress Operating Entity I LP, the holder of all issued and outstanding shares of beneficial interest of FIG LLC, is FIG Corp. The name and principal occupation of each of the directors and executive officers of FIG Corp. are listed below. The principal business address of the general partner of Fortress Operating Entity I LP and each of the directors and executive officers of FIG Corp. is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Randal A. Nardone	Chief Executive Officer, Director and Principal of Fortress Investment Group LLC
Michael E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

DIRECTORS AND EXECUTIVE OFFICERS OF FIG LLC

The name and principal occupation of the each of the directors and executive officers of FIG LLC, the investment manager of Fortress RIC Coinvestment is listed below. The principal business address of each of the directors and executive officers of FIG LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress Investment Group LLC
Randal A. Nardone	Chief Executive Officer, Director and Principal of Fortress Investment Group LLC
Michael E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC